Mail Stop 3010

September 3, 2009

VIA USMAIL and FAX (212) 696-9809

Ms. A. Alexandra Denahan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

>   **Re: Chimera Investment Corporation**
>   **File No. 001-33796**
>   **Form 10-K for the year ended December 31, 2008**
>   **Form 10-Q for the quarter ended March 31, 2009**

Dear Ms. Alexandra Denahan:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Jorge Bonilla
>   Senior Staff Accountant